Exhibit 3.1

Amendment to Section 3.8 of the Bylaws of Isonics Corporation

Adopted by the Board of Directors on February 3, 2006

Section 3.8 of the Bylaws of Isonics Corporation is amended and replaced with the following:

3.8           Special Meetings; Notice.

Subject to the provisions of the following paragraph, special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board, the President, any Vice President, the Secretary or any two (2) directors.

Notice of the time and place of the Special Meetings shall be delivered personally or by telephone (including leaving a message on a voice messaging system) to each director or sent by first-class mail, telegram (charges prepaid), or electronic transmission, addressed to each director at that director’s address as it is shown on the records of the corporation.  Such address may include a director’s mailing address, facsimile telephone number or electronic mail address.  If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting.  If the notice is delivered personally or by telephone or by electronic transmission or by telegram, it shall be delivered personally or by telephone or by electronic transmission or to the telegraph company at least forty-eight (48) hours before the time of the holding of the meeting.  Any notice given personally or by telephone (including a voice messaging system) may be communicated either to the director (including to his voice mail) or to a person at the office of the director where the person giving the notice has reason to believe will promptly communicate it to the director.  The notice need not specify the purpose of the meeting.

For purposes of delivering notice by electronic transmission, such notice may be delivered by (1) facsimile or electronic mail, (2) posting on an electronic message board or network which the corporation has designated for such communications provided that such electronically posted notice must be accompanied by a separate notice to the board member of such posting, or (3) other means of electronic communication.  In each case, electronic transmission by the corporation must (a) be to a director who has provided an unrevoked written consent to the use of that means of communication and (b) use a system that creates a record capable of retention, retrieval and review and allows the electronic communication to be converted into a clearly legible, tangible form.  Further, prior to delivering notice to a director by electronic transmission, the Secretary of the corporation shall have on file a manually signed paper consent from each director authorizing the corporation to deliver notice by electronic transmission, setting forth the applicable facsimile telephone number or electronic mail address, and containing an acknowledgement of receipt and understanding of the rights set forth in 15 U.S.C. § 7001(c)(1).  Not less frequently than annually, the Secretary of the corporation shall survey each of the directors who have consented to receive notice of meetings by electronic transmission to confirm that (i) the corporation has the correct address for electronic transmissions and (ii) each director understands the rights accorded by 15 USC 7001(c)(1).